CUSIP NO. 37247A102

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
___________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*
Gentiva Health Services, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37247A102
(CUSIP Number)

October 3, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1(b)
        ☒ Rule 13d-1(c)
        ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37247A102

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Obsidian Management LLC
2.	(a) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (b)
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,587,500
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 2,587,500
	8.	SHARED DISPOSITIVE POWER -0-
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,587,500 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%*
12.		TYPE OF REPORTING PERSON OO

*Based on 30,607,969 shares outstanding as of  August  2, 2011, as reported in the Issuer's Report on Form 10Q for the period ended  June 30, 2011 filed on August 8, 2011.

CUSIP NO. 37247A102

SCHEDULE 13G

Item 1(a)	Name of Issuer:
Gentiva Health Services, Inc.

1(b)               Address of Issuer's Principal Executive Offices:
3350 Riverwood Parkway
Suite 1400
Atlanta, GA  30339

Item 2(a)	Name of Person Filing:
  Obsidian Management LLC

 Carl Berg and Rachel Berg, who are United States citizens, are the co-managing members of Obsidian Management LLC and as such may be deemed to share indirect beneficial ownership of the shares reported herein as being directly beneficially owned by Obsidian Management LLC.

     2(b)               Address of Principal Business Office or, if none, Residence:
400 E. 84th Street, Apt. 39C
New York, NY 10028

2(c)               Place of Organization:
Delaware

2(d)               Title of Class of Securities:
Common Stock

2(e)               CUSIP Number:
37247A102

Item 3	This statement is filed pursuant to Rule 13d-1(c).

Item 4	Ownership:
See Items 5 through 11 of the cover page of this Schedule 13G, which is incorporated herein by reference.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

CUSIP NO. 37247A102

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:

By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to herein were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 37247A102

Signature:

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

OBSIDIAN MANAGEMENT LLC

/s/ Carl Berg
Name: Carl Berg
Title Managing Member

Dated:  October 12, 2011

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